UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

CELERA CORPORATION

(Name of Subject Company)

CELERA CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15100E106

(CUSIP Number of Class of Securities)

Kathy Ordoñez Chief Executive Officer 1401 Harbor Bay Parkway Alameda, California 94502 (510) 749-4200

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to: Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025-3656 (650) 328-4600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 as filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2011 (together with the exhibits thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Celera Corporation, a Delaware corporation (the “Company”), relating to the tender offer by Spark Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Quest Diagnostics Incorporated, a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of common stock of the Company (“Shares”), at a price of $8.00 per Share, payable net to the holder in cash, without interest, subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 28, 2011, and in the related Letter of Transmittal. The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Purchaser with the SEC on March 28, 2011.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 10 have the meanings ascribed to them in the Schedule 14D-9.

Section 14(f) Information Statement.

The Information Statement attached as Annex I to the Schedule 14D-9 is hereby revised and supplemented as follows:

(1) The table entitled “Summary Compensation Table” beginning on page I-27 is hereby replaced with the following:

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Stock Awards ($) (1)		Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	All Other Compensation ($) (3)	Total ($)
Kathy Ordoñez	Dec 27, 2009-Dec 25, 2010	650,000		—		710,527	(4)	308,000	237,900	16,528	1,922,955
Chief Executive Officer	Dec 28, 2008-Dec 26, 2009	650,000		—		257,717		363,750	278,363	26,802	1,576,632
	July 1, 2008-Dec 27, 2008	347,712		—		—		—	338,254	3,004	688,970
Alfred Merriweather †††	Dec 27, 2009-Dec 25, 2010	7,115		5,000	**	—		—	1,563	3,925	17,603
SVP, Chief Financial Officer
Thomas White	Dec 27, 2009-Dec 25, 2010	428,000		—		228,571	(5)	123,200	83,478	20,754	884,003
SVP, Chief Scientific Officer	Dec 28, 2008-Dec 26, 2009	428,000		—		80,405		101,850	146,633	17,743	774,631
	July 1, 2008-Dec 27, 2008	229,107		—		—		—	147,802	5,159	382,068
Scott Milsten ††	Dec 27, 2009-Dec 25, 2010	350,000		50,000	***	332,890	(6)	138,600	84,546	59,228	1,015,264
SVP, General Counsel and Corporate Secretary	Dec 28, 2008-Dec 26, 2009	331,538		—		61,850		87,300	97,967	180,375	759,030
Stacey R. Sias	Dec 27, 2009-Dec 25, 2010	332,000		10,000	***	195,264	(7)	92,400	72,907	25,624	728,195
SVP, Business Development and Strategic Planning	Dec 28, 2008-Dec 26, 2009	—		—		—		—	—	—	—
	July 1, 2008-Dec 27, 2008	177,692		—		56,135		47,943	85,974	18,184	385,928
Ugo DeBlasi †	Dec 27, 2009-Dec 25, 2010	334,423		—		149,850	(8)	138,600	—	13,518	636,391
Former SVP, Chief Financial Officer	Dec 28, 2008-Dec 26, 2009	317,403	*	30,000	**	92,775		478,400	80,663	62,027	1,061,268

*	Amount includes an aggregate of $44,425 paid to Mr. DeBlasi for his services as a consultant to the Company prior to his commencing employment as our Chief Financial Officer on April 6, 2009. Amount also includes his base salary for the period April 6, 2009 to December 26, 2009.
**	Reflects a sign-on bonus paid to Mr. DeBlasi and Mr. Merriweather.
***	Represents a special achievement bonus paid to Mr. Milsten and Dr. Sias.
†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
††	Mr. Milsten commenced employment with the Company effective October 30, 2008.
†††	Mr. Merriweather commenced employment with the Company effective December 20, 2010.
(1)	Amounts shown represent the grant date fair value of options and restricted stock units granted in the year indicated as computed in accordance with FASB (ASC) Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 2 to the Consolidated Financial Statements for 2010 contained in our Annual Report on Form 10-K filed with the SEC on March 18, 2011.
(2)	Amounts shown reflect annual incentive bonus awards earned by the NEOs for the fiscal year 2010 ended December 25, 2010 under our incentive compensation program, which is discussed above, under “Components of Compensation for Our Executive Officers — Annual Incentive Compensation.”
(3)	The amounts in this column consist of the following:

Name	Contributions Related to Employee Savings Plans ($) (a)	Tax Gross-Ups ($) (b)	Other Benefits ($) (c)	Total ($)
Kathy Ordoñez	15,000	278	1,250	16,528
Alfred Merriweather †	—	3,925	—	3,925
Thomas J. White	18,838	126	1,790	20,754
Scott K. Milsten	12,250	15,173	31,805	59,228
Stacey R. Sias	14,046	8,129	3,449	25,624
Ugo DeBlasi ††	12,250	18	1,250	13,518

†	Mr. Merriweather commenced employment with the Company effective December 20, 2010.

††	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
(a)	Reflects contributions under the Celera Corporation Non-Qualified Savings and Deferral Plan for the year ended December 25, 2010.
(b)	Reflects a reimbursement for taxes associated with income recognized by the executive as a result of excess liability insurance. This column includes relocation tax gross ups for Mr. Milsten and a tax gross up on Mr. Merriweather’s signing bonus.
(c)	Reflects the aggregate incremental cost of providing various perquisites and other personal benefits to each of the named individuals. These perquisites and personal benefits, which are valued at the actual cost, consist of: annual physicals and excess liability insurance. This column includes relocation benefits ($30,555) and excess liability coverage ($1,250) paid during 2010 for Mr. Milsten.
(4)	Reflects in part a performance based award at target. If the maximum performance were used, such amount would increase by $199,804.
(5)	Reflects in part a performance based award at target. If the maximum performance were used, such amount would increase by $79,924.
(6)	Reflects in part a performance based award at target. If the maximum performance were used, such amount would increase by $89,910.
(7)	Reflects in part a performance based award at target. If the maximum performance were used, such amount would increase by $59,940.
(8)	Reflects a performance based award at target. If the maximum performance were used, such amount would increase by $89,910.

(2) The table entitled “Grants of Plan-Based Awards in the Fiscal Year Ended December 25, 2010” on page I-29 is hereby replaced with the following:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock that have not vested (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/SH)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Name	Grant Date	Date of Compensation Committee Action granting the award	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Kathy Ordoñez			—	487,500	731,250	—	—	—	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	—	50,001	80,002	—	100,000	6.66	641,007
	December 1, 2010	November 22, 2010	—	—	—	—	—	—	66,000	—	—	377,520
Alfred Merriweather ††			—	166,500	249,750	—	—	—	—	—	—	—
Thomas J. White			—	256,800	385,200	—	—	—	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	—	20,001	32,002	—	40,000	6.66	256,407
	December 1, 2010	November 22, 2010	—	—	—	—	—	—	16,672	—	—	95,364
Scott K. Milsten			—	157,500	236,250	—	—	—	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	—	22,500	36,000	—	45,000	6.66	288,450
	December 1, 2010	November 22, 2010	—	—	—	—	—	—	32,000	—	—	183,040
Stacey R. Sias			—	149,400	224,100	—	—	—	—	—	—	—
	March 8, 2010	February 4, 2010	—	—	—	—	15,000	24,000	—	30,000	6.66	192,300
	December 1, 2010	November 22, 2010	—	—	—	—	—	—	16,672	—	—	95,364
Ugo DeBlasi †	March 8, 2010	February 4, 2010	—	—	—	—	22,500	36,000	—	45,000	6.66	288,450

†	Mr. DeBlasi resigned his employment with the Company effective November 19, 2010.
††	Mr. Merriweather commenced employment with the Company effective December 20, 2010.
(1)	These amounts reflect the range of possible payouts under the Company’s Incentive Compensation Program for the year ended December 25, 2010 as described above in the section entitled “Components of Compensation for Our Executive Officers — Annual Incentive Compensation” in the “Compensation Discussion and Analysis” discussion set forth above. The payment for the year ended December 25, 2010 performance has been made based on the metrics described, and is shown in the “Summary Compensation Table” in the column entitled “Non-Equity Incentive Plan Compensation.”
(2)	Amounts shown represent the grant date fair value of options and restricted stock units granted in the year indicated as computed in accordance with FASB (ASC) Topic 718, Compensation — Stock Compensation. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 2 to the Consolidated Financial Statements for 2010 contained in our Annual Report on Form 10-K filed with the SEC on March 18, 2011.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celera Corporation

By:	/s/ Scott K. Milsten
Name:	Scott K. Milsten
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 26, 2011